

Go Digital!

Sign up to receive your investor information by email (e-delivery).

E-delivery reduces paper and energy consumption and gets the documents to you faster.

E-delivery is easy and convenient. Follow these simple steps now:

- Go to www.proxyvote.com or use your smartphone to scan the QR code provided
- Enter the 16-digit control number from the enclosed Voting Instruction Form
- Vote and make your final submission
- Go to “More options for this meeting”
- Click on “Sign up for email delivery”
- Click “email”
- Enter your email address
- Read and accept the E-delivery Service Agreement
- Click "Submit" and you are done!

Sun Life